

July 23, 2010

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

 Re: **Flagstone Reinsurance Holdings, S.A.**
 Registration Statement on Form S-3 filed June 23, 2010, as amended on
 July 20, 2010
 File No. 333-167693

Dear Sir or Madam:

 We have reviewed your response letter and amended registration statement each filed July 20, 2010 and we have further comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

 1. We are reissuing prior comment 2 with regard to Section 5.1.16. Please revise the 5.1 legal opinion to indicate that the assumption in Sections 5.1.16 only applies at the time of the resale of the securities. It is not appropriate for the assumption to apply as of the date of the opinion.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

                                                Sincerely,

                                              Jeffrey Riedler
                                              Assistant Director

cc: Sarkis Jebejian, Esq.
          LizabethAnn R. Eisen, Esq.
          Cravath, Swaine & Moore LLP
          Worldwide Plaza
          825 Eighth Avenue
          New York, New York 10019